MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    The following is management’s discussion and analysis of financial condition and results of operations of Eneti Inc. for the six-month period ended June 30, 2022. The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 15, 2022, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.
    Unless otherwise indicated, references to “Eneti,” the “Company,” “we,” “our,” “us,” or similar terms refer to Eneti Inc. and its subsidiaries, except where the context otherwise requires.
Overview
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of Wind Turbine Installation Vessels (“WTIVs”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provide a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.

The Company’s marine energy business is managed as a single operating segment.
Seajacks Transaction
On August 12, 2021, we completed the acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), from Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. (together, the “Sellers”), after which Seajacks became a wholly-owned subsidiary of Eneti.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled wind turbine installation vessels in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship vessel, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.
Dry Bulk Activities

From March 2013 through July 2021, we were an international shipping company that owned and operated dry bulk carriers. We completed our exit from the dry bulk industry with the sale of our last drybulk vessel in July 2021.
Non-GAAP Financial Measures
    To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

    Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. This non-GAAP financial measure should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as a substitute for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of EBITDA as determined in accordance with U.S. GAAP for the six months ended June 30, 2022 and 2021 are provided below (dollars in thousands).
EBITDA (unaudited)

	Six Months ended June 30,
In thousands	2022	2021
Net income (loss)	$56,876	$54,876
Add Back:
Net interest expense	1,809	5,630
Depreciation and amortization (1)	16,305	11,206
Income tax benefit	(589)	—
EBITDA	$74,401	$71,712
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Executive Summary
•For the first half of 2022, the Company’s GAAP net income was $56.9 million, or $1.46 per diluted share, including an unrealized gain of approximately $46.8 million and cash dividend income of $0.4 million, or $1.22 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Total revenues for the first half of 2022 were $83.7 million compared to $97.5 million for the same period in 2021. First half 2022 revenues consisted primarily of revenues generated by the Seajacks Scylla which was continuing its transportation and installation services for an offshore wind farm project in Taiwan, the Seajacks Zaratan which commenced work on the Akita project, the performance of maintenance on offshore gas production platforms in the North Sea by all three of the NG2500Xs as well as the recognition claims made on projects which were completed in 2021, and consultancy revenue.
•For the first half of 2021, the Company’s GAAP net income was $54.9 million, or $5.03 per diluted share, including (i) a gain on vessels sold of approximately $22.0 million, or $2.01 per diluted share, which was primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle; (ii) the write-off of $7.0 million, or $0.64 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and (iii) a gain of approximately $28.8 million and cash dividend income of $0.4 million, or $2.68 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.
•EBITDA for the first half of 2022 was $74.4 million and EBITDA for the first half of 2021 was $71.7 million (see Non-GAAP Financial Measures below).

Recent and Other Developments

Share Repurchase Program

On August 31, 2022, we repurchased 2,292,310 shares of its common stock (the “Shares”) from INCJ SJ Investment Limited, for approximately $17.0 million. We issued the Shares to INCJ, Ltd. as part of the acquisition price paid by us to acquire Seajacks in August 2021. The repurchase of the Shares was made under our existing board authorized repurchase plan. The Shares will be held by us in treasury.

On September 13, 2022, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the
Company’s previous share repurchase program that was authorized in January 2019 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.

Scorpio Tankers Inc. Common Shares

On August 15, 2022, we sold our entire holding of 2,155,140 common shares in Scorpio Tankers Inc., a related party, for gross proceeds of approximately $83.3 million ($38.65 per share). As part of the transaction, Scorpio Tankers Inc. purchased approximately 1.3 million shares for approximately $50.0 million. We expect to record a gain of approximately $8.1 million in the third quarter of 2022.

Debt Overview

$175.0 Million Credit Facility

In May 2022, the Company closed the $175.0 Million Credit Facility and drew down the entire $75.0 million term loan and approximately $30.0 million under the revolving loans. The $30.0 million under the revolving loans was subsequently repaid in June 2022.

Approximately $22.5 million of performance bonds were issued under the letters of credit available under this facility as of the date of this filing.

In connection with the drawdown in May 2022, the Company repaid the amounts outstanding under the $60.0 Million ING Revolving Credit Facility and the $70.7 Million Redeemable Notes (“the Notes”).

$60.0 Million ING Revolving Credit Facility

In May 2022, the Company repaid the $25.0 million outstanding and cash collateralized the performance bonds issued under this facility and terminated this facility.

$70.7 Million Redeemable Notes

In May 2022, the Company repaid the $53.0 million outstanding and terminated the Notes.

Performance Bonds

As of the filing date of these financials, performance bonds were issued on behalf of the Company for $22.5 million, under the $175.0 Million Credit Facility, and approximately $14.5 million, which was cash collateralized.

Quarterly Cash Dividend

On August 3, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, or $0.4 million in the aggregate paid on September 15, 2022, to all shareholders of record as of August 19, 2022.

COVID-19

Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Although by 2021, many of these measures were relaxed, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may continue and our operations and cash flows may be negatively impacted. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Results for the Six Months Ended June 30, 2022 Compared to the Results for the Six Months Ended June 30, 2021
We exited the dry bulk sector of the shipping industry in July 2021 and completed our acquisition of Seajacks on August 12, 2021. Since the completion of the acquisition, our operations are primarily those of Seajacks.

	Six Months Ended June 30,
	2022	2021	Change	Change %
Revenue:
Revenue	$83,720	$97,480	$(13,760)	(14)%
Total vessel revenue	83,720	97,480
Operating expenses:
Voyage expenses	—	14,582	(14,582)	(100)%
Vessel operating and project costs	36,852	23,850	13,002	55%
Charterhire expense	—	29,346	(29,346)	(100)%
Vessel depreciation	12,460	—	12,460	100%
General and administrative expenses	21,056	12,719	8,337	66%
Gain on vessels sold	—	(21,984)	21,984	(100)%
Total operating expenses	70,368	58,513	11,855	20%
Operating income	13,352	38,967	(25,615)	(66)%
Total revenues for the six months ended June 30, 2022 were $83.7 million, compared to $97.5 million for the same period in 2021. Total revenues for the six months ended June 30, 2021 were generated by the dry bulk vessels, while the revenues generated in the six months ended June 30, 2022, were related to the marine energy industry. Revenues earned in the six months ended June 30, 2022 consisted primarily of revenues generated by the Seajacks Scylla which was continuing its transportation and installation services for an offshore wind farm project in Taiwan, the Seajacks Zaratan which commenced work on the Akita project, the performance of maintenance on offshore gas production platforms in the North Sea by all three of the NG2500X vessels as well as the recognition of claims made on projects which were completed in 2021, and consultancy revenue.

Voyage expenses relate only to our dry bulk vessels and were no longer incurred after the sale of our drybulk fleet.

For the six months ended June 30, 2022, vessel operating and project costs were driven by high fuel costs, as well as higher crew and catering costs due to high utilization rates. Vessel operating and project costs incurred in the prior year period relate to our dry bulk fleet, which we operated until July 2021.

Charterhire expense during the first six months of 2021 related to our drybulk operations as we fulfilled our obligation to perform on fixed voyages while we sold our drybulk fleet.

Vessel depreciation for the six months ended June 30, 2022 includes depreciation on the WTIVs we currently own. No depreciation expense was recognized for our drybulk vessels in the six months ended June 30, 2021 as they were classified as held for sale.

General and administrative expenses increased from the first six months of 2021 to the first six months of 2022 due to the inclusion of $7.6 million of Seajacks expenses which were not present in the first six months of 2021.

During the six months ended June 30, 2021, we recorded a gain on vessels sold of approximately $22.0 million, which is primarily the result of an increase in the fair value of common shares of Star Bulk and Eagle received as a portion of the consideration for the sale of certain of our dry bulk vessels to Star Bulk and Eagle.

Pro Forma Financial Information

In addition to Management’s Discussion and Analysis of Financial Condition and Results of Operations, above, which is based on U.S. GAAP reported results, the following supplement provides an analysis of our unaudited pro forma financial information that gives effect to our acquisition of Seajacks.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2021 combines Eneti’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021 with the unaudited consolidated statement of comprehensive income of Seajacks for the six months ended March 31, 2021 and is presented as if the Acquisition occurred on January 1, 2020.

	Eneti Six Months Ended June 30, 2021	Seajacks Six Months Ended March 31, 2021 (IFRS as reclassified)	Exit from Dry Bulk Business	Policy Alignment and Pro Forma Adjustments	Six Months Ended June 30, 2021 Combined Pro Forma
Revenue:
Revenue	$97,480	$26,542	$(97,480)	$—	$26,542
Total vessel revenue	97,480	26,542	(97,480)	—	26,542
Operating expenses:
Voyage expenses	14,582	—	(14,582)	—	—
Vessel operating and project costs	23,850	21,256	(23,850)	—	21,256
Charterhire expense	29,346	—	(29,346)	—	—
Vessel depreciation	—	15,412	—	(2,321)	13,091
Impairment of long-lived assets	—	289,125	—	(289,125)	—
Amortization of intangibles	—	2,666	—	(2,666)	—
General and administrative expenses	12,719	6,495	(1,485)	231	17,960
Gain on vessels sold	(21,984)	—	21,984	—	—
Total operating expenses	58,513	334,954	(47,279)	(293,881)	52,307
Operating income	38,967	(308,412)	(50,201)	293,881	(25,765)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021 Combined Pro Forma
			Change	Change %
Revenue:
Revenue	$83,720	$26,542	$57,178	215%
Total vessel revenue	83,720	26,542	57,178	215%
Operating expenses:
Vessel operating and project costs	36,852	21,256	15,596	73%
Vessel depreciation	12,460	13,091	(631)	(5)%
General and administrative expenses	21,056	17,960	3,096	17%
Total operating expenses	70,368	52,307	18,061	35%
Operating income	13,352	(25,765)	39,117	(152)%

Total revenues for the six months ended June 30, 2022 were $83.7 million, compared to $26.5 million for the prior year period due to an increase in utilization rates. The vessels were off-hire for most of the prior year period. While revenues earned in the six months ended June 30, 2022 consisted primarily of revenues generated by the Seajacks Scylla which was continuing its transportation and installation services for an offshore wind farm project in Taiwan, the Seajacks Zaratan which commenced work on the Akita project, the performance of maintenance on offshore gas production platforms in the North Sea by all three of the NG2500Xs as well as the recognition of claims made on projects which were completed in 2021, and consultancy revenue.
Vessel operating and project costs increased in the six months ended June 30, 2022 compared to the prior year pro forma period due to higher fuel costs (resulting from higher utilization rates and price increases) and higher maintenance costs, as well as higher crewing and catering costs due to high utilization rates.

Vessel depreciation for the six months ended June 30, 2022 decreased from the prior year pro forma period due to the scrapping of assets and a change in estimated residual value of the vessels, which resulted in lower depreciation expense.

General and administrative expenses increased from the first six months of 2021 to the first six months of 2022 due to higher incentive based compensation, audit fees and other professional fees.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate on time charters which give us a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account, as well as the available credit on our undrawn credit facilities.

At June 30, 2022, cash and cash equivalents totaled $26.0 million and restricted cash was $15.0 million. We believe that our current cash and cash equivalents balance and operating cash flows, the funds generated by selling our investment in Scorpio Tankers in August 2022, and the available credit under our undrawn credit facilities, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this report, which are primarily comprised of debt repayment obligations and installments on our newbuildings.

Cash Flow
Operating Activities
    The table below summarizes the effect of the major components of our operating cash flow.

	Six Months Ended June 30,
	2022	2021
Net income	56,876	54,876
Non-cash items included in net income	(30,501)	(37,609)
Related party balances	1,016	10,796
Effect of changes in other working capital and operating assets and liabilities	(32,093)	(8,178)
Net cash (used in) provided by operating activities	(4,702)	19,885
    The cash flow used in operating activities for the six months ended June 30, 2022 reflects the higher utilization and rates earned during the period and an increase in accounts receivable. Our non-cash items include unrealized gains on investments, depreciation and amortization of restricted stock.
Investing Activities
Net cash used in investing activities of $35.4 million primarily reflects installment payments made on the newbuildings.
Financing Activities
Net cash used in financing activities of $72.8 million primarily reflects the repayments of long term debt acquired as part of the Seajacks acquisition.
Dividend
    As of the date of this filing, our Board of Directors declared and we paid cash dividends totaling $0.03 per share or $1.2 million in the aggregate.
Secured Credit Facilities
As of June 30, 2022, we had $71.9 million of outstanding borrowings under the credit agreements as shown in the following table (dollars in thousands):

	June 30, 2022	December 31, 2021

$175.0 Million Credit Facility	71,875	—
$60.0 Million ING Revolving Credit Facility	—	—
$87.7 Million Subordinated Debt	—	87,650
$70.7 Million Redeemable Notes	—	53,015
Total debt outstanding	$71,875	$140,665
$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75 million Green Term Loan (the “Term Loan”), (ii) up to $75 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinion from The Governance Group AS of Norway.

In May 2022, we drew down the entire $75.0 million term loan and approximately $30.0 million under the revolving loans. The $30.0 million under the revolving loans was subsequently repaid in June 2022. Approximately $22.5 million of performance bonds were issued under the letters of credit available under this facility as of the date of this filing.

$87.7 Million Subordinated Debt

As part of the Seajacks transaction, we assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bore interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022. In December 2021, we repaid $17.7 million of the notes and in February 2022, we repaid the remaining outstanding balance of $53.0 million.

$70.7 Million Redeemable Note

As part of the Seajacks transaction, we issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bore interest at 5.5% until December 31, 2021 and 8.0% afterwards. In May 2022, we repaid the entire outstanding balance of $53.0 million.

$60.0 Million ING Revolving Credit Facility

As part of the Seajacks transaction, we entered into a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and was subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum. The $60.0 Million ING Loan Facility was secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.

In March 2022, we drew down $25.0 million of the available facility and repaid it in May 2022.

Financial Covenants

    Our credit facility discussed above, has, and our future credit facilities and other financing arrangements may have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•Minimum liquidity of not less than $30.0 million, of which at least $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.75 to 1.00.
•The ratio of adjusted EBITDA to net interest expense calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be equal to or less than 50%.
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if we do not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
    Our credit facility discussed above has, and our future credit facilities and other financing arrangements may have, among other things, the following restrictive covenants which may restrict our ability to, among other things:
•incur additional indebtedness;
•sell the collateral vessel, if applicable;

•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    A violation of any of the financial covenants contained in our credit facilities and other financing arrangements may constitute an event of default under all of our debt agreements, which, unless cured within the grace period set forth under the debt agreement, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our financial covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the debt agreement, which would impair our ability to continue to conduct our business.

In addition, our credit facility contains, and our future credit facilities and other financing arrangements may contain, subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.

    Furthermore, our credit facilities may contain a cross-default provision that may be triggered by a default under one of our other credit facilities or other financing arrangements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

    Moreover, in connection with any waivers of or amendments to our credit facilities and other financing arrangements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

    As of the date of this filing, we were in compliance with all of the financial covenants contained in our credit facilities that we had entered into as of the date of this filing.

    Please see Note 8, Debt, to our condensed consolidated financial statements for additional information about these credit facilities.

Critical Accounting Estimates
    There have been no material changes to our significant accounting estimates since December 31, 2021 other than those reflected in our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2022 included elsewhere herein.  For a description of our critical accounting estimates and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
    As of June 30, 2022, our contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2022, there have been no significant changes to such arrangements and obligations since December 31, 2021.

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30,	December 31,
	2022	2021
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$26,038	$153,977
Restricted cash	15,008	—
Accounts receivable from third parties	50,974	19,478
Inventories	5,093	5,846
Due from related parties	1,209	2,125
Prepaid expenses and other current assets	5,798	4,769
Contract fulfillment costs	8,505	3,835
Total current assets	112,625	190,030
Non-current assets
Vessels, net	532,316	544,515
Vessels under construction	70,859	36,054
Vessels under construction-related party	770	—
Equity investments-related party	74,374	27,607
Deferred financing costs, net	1,478	—
Intangible assets	4,518	4,518
Other assets	3,145	4,549
Total non-current assets	687,460	617,243
Total assets	$800,085	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$11,975	$87,650
Contract liabilities	23,079	12,275
Corporate income tax payable	1,300	4,058
Accounts payable and accrued expenses	21,266	27,073
Due to related parties	207	107
Total current liabilities	57,827	131,163
Non-current liabilities
Bank loans, net	58,275	—
Other liabilities	3,849	2,751
Redeemable Notes, related party	—	53,015
Total non-current liabilities	62,124	55,766
Total liabilities	119,951	186,929
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of June 30, 2022 and December 31, 2021; outstanding 40,738,704 shares as of June 30, 2022 and 39,741,204 as of December 31, 2021	1,134	1,124
Paid-in capital	2,060,862	2,057,958

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

Common shares held in treasury, at cost; 35,869 shares at June 30, 2022 and December 31, 2021	(717)	(717)
Accumulated deficit	(1,381,145)	(1,438,021)
Total shareholders’ equity	680,134	620,344
Total liabilities and shareholders’ equity	$800,085	$807,273

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	Six Months Ended June 30,
	2022	2021
Revenue:
Revenue	$83,613	$82,585
Revenue-related party pools	107	14,895
Total vessel revenue	83,720	97,480
Operating expenses:
Voyage expenses	—	9,782
Voyage expenses-related party	—	4,800
Vessel operating and project costs	36,847	20,825
Vessel operating and project costs-related party	5	3,025
Charterhire expense	—	29,346
Vessel depreciation	12,460	—
General and administrative expenses	20,398	10,403
General and administrative expenses-related party	658	2,316
Gain on vessels sold	—	(23,438)
Loss / write-down on assets held for sale-related party	—	1,454
Total operating expenses	70,368	58,513
Operating income	13,352	38,967
Other income (expense):
Interest income	11	39
Gain on sale of equity investment	—	5,381
Income from equity investment - related party	47,197	23,836
Foreign exchange (loss) gain	(2,321)	3
Financial expense, net	(397)	(13,350)
Financial expense - related party	(1,555)	—
Total other income	42,935	15,909
Income before taxes	$56,287	$54,876
Income tax benefit	(589)	$—
Net income after taxes	$56,876	$54,876
Weighted-average shares outstanding:
Basic	38,811	10,628
Diluted	38,827	10,907
Income per common share:
Basic	$1.47	$5.16
Diluted	$1.46	$5.03

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Amounts in thousands, except per share amounts)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2022	39,741,204	$1,124	$2,057,958	$(717)	$(1,438,021)	$620,344
Net income					56,876	56,876
Issuance of restricted stock, net of forfeitures	997,500	10	(10)	—	—	—
Cash dividends declared on stock ($0.02 per common share)	—	—	(799)	—	—	(799)
Restricted stock amortization	—	—	3,713	—	—	3,713
Balance as of June 30, 2022	40,738,704	$1,134	$2,060,862	$(717)	$(1,381,145)	$680,134

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2021	11,310,073	$859	$1,803,431	$(73,444)	$(1,458,248)	$272,598
Net income					54,876	54,876
Retirement of treasury stock	—	(20)	(74,114)	74,134	—	—
Cash dividends declared on stock ($0.10 per common share)	—	—	(1,124)		—	(1,124)
Treasury Stock	(76,469)	—	—	(1,407)	—	(1,407)
Restricted stock amortization	—	—	3,526	—	—	3,526
Balance as of June 30, 2021	11,233,604	$839	$1,731,718	$(717)	$(1,403,372)	$328,468

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	Six Months Ended June 30,
	2022	2021
Operating activities
Net income	$56,876	$54,876
Adjustment to reconcile net income to net cash provided by operating activities:
Restricted stock amortization	3,713	3,526
Vessel depreciation	12,460	—
Amortization of deferred financing costs	132	652
Write-off of deferred financing costs	—	7,028
Loss (gain) on asset disposal / vessels sold	896	(19,598)
Net unrealized gains on investments	(46,767)	(28,786)
Dividend income on equity investments	(431)	(431)
Drydocking expenditures	(504)	(3,443)
Changes in operating assets and liabilities:
Decrease inventories	753	—
Increase in accounts receivable	(31,496)	—
(Increase) decrease in prepaid expenses and other current assets	(4,687)	22,428
Increase (decrease) in accounts payable, accrued expenses and other liabilities	6,095	(27,163)
Decrease in taxes payable	(2,758)	—
Decrease in related party balances	1,016	10,796
Net cash (used in) provided by operating activities	(4,702)	19,885
Investing activities
Sale of equity investment	—	63,377
Proceeds from sale of vessels	—	482,039
Dividend income on equity investments	431	431
Payments for vessels under construction	(35,836)	(9,311)
Net cash (used in) provided by investing activities	(35,405)	536,536
Financing activities
Proceeds from issuance of debt	130,000	—
Repayments of long term debt	(198,790)	(367,105)
Share repurchases	—	(1,407)
Dividend paid	(799)	(1,124)
Debt issue cost paid	(3,235)	—
Net cash used in financing activities	(72,824)	(369,636)
(Decrease) increase in cash, cash equivalents and restricted cash	(112,931)	186,785
Cash, cash equivalents and restricted cash, beginning of period	153,977	84,002
Cash, cash equivalents and restricted cash, end of period	$41,046	$270,787
Supplemental cash flow information:
Interest paid	$2,218	$4,414
Taxes paid	$2,165	$—
Non-cash investing and financing activities
Right of use assets obtained in exchange for operating lease liabilities	$1,035	$—
See notes to the unaudited condensed consolidated financial statements.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
1.Organization and Basis of Presentation
Company
Effective February 8, 2021, the Company changed its name to Eneti Inc. from Scorpio Bulkers Inc., following receipt of the approval of its shareholders at a special meeting held on February 3, 2021.

Eneti Inc. (the “Company”) was incorporated in the Republic of the Marshall Islands on March 20, 2013. The Company announced on August 3, 2020 its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. During July 2021, the Company completed its exit from the business of dry bulk commodity transportation.

The dry bulk commodity transportation business represented 100% of the activity of the Company when all dry bulk vessels qualified as held-for-sale as of December 31, 2020. Therefore, it did not meet the definition of a “component of an entity” as defined in ASC 205-20, Presentation of financial statements—Discontinued operations as its operations and cash flows could not be clearly distinguished from the rest of the entity. For that reason, it is not presented as a discontinued operation in these consolidated financial statements.

Marine Energy (acquired August 2021)

In August 2021, Eneti completed its acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), after which Seajacks became a wholly-owned subsidiary of Eneti. The Company is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels (“WTIV”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “the fleet”) on modified time charters, which provides a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account. The fleet currently consists of the following vessels:

Vessel Name	Vessel Design	Year Built
Seajacks Scylla	NG14000	2015
Seajacks Zaratan	NG5500	2012
Seajacks Leviathan	NG2500	2009
Seajacks Hydra	NG2500	2014
Seajacks Kraken	NG2500	2009

The commercial and technical management of the fleet enables the Company to have very competitive operating expenses and high vessel maintenance standards. The Company conducts a significant portion of the commercial and technical management of its vessels in-house through its wholly owned subsidiaries. The Company believes that having control over the commercial and technical management allows it to more closely monitor its operations and to offer consistent higher quality performance, reliability, safety and sustainability and efficiency in arranging charters and the maintenance of the Company’s vessels. The Company also believes that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of its operations.

The Company’s marine energy business is managed as a single operating segment.

Former Dry Bulk Operations (exited July 2021)

Prior to its exit from the dry bulk business, the Company was an international shipping company that owned and operated the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 deadweight tons (or dwt) in the international shipping markets.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels.
The Company was organized by vessel type into two operating segments (see Note 14, Segments, to the condensed consolidated financial statements):
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The Company’s vessels were commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services have included securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels were technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company had also entered into an administrative services agreement, as amended from time to time, or the Amended Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, in addition to arranging vessel sales and purchases for the Company.

Basis of accounting
The unaudited condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of June 30, 2022 and the Company’s result of operations for the six months ended June 30, 2022 and 2021, and cash flows for the six months ended June 30, 2022 and 2021. The unaudited condensed consolidated balance sheet as of June 30, 2022 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission, or the SEC, rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.
Going concern
These condensed consolidated financial statements have been prepared on a going concern basis.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	June 30,
Six Months Ended	2022	2021
Net income for basic and diluted earnings per share	$56,876	$54,876

Common shares outstanding and common stock equivalents:
Weighted average shares basic	38,811	10,628
Effect of dilutive securities	16	279
Weighted average common shares - diluted	38,827	10,907

Income per share:
Basic	$1.47	$5.16
Diluted	$1.46	$5.03
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations for the six months ended June 30, 2022 and 2021 (in thousands).

	June 30,
	2022	2021
Anti-dilutive equity awards	844	105

3.Vessels, net
At June 30, 2022 the Company owned five WTIVs vessel. A rollfoward of activity within vessels is as follows (in thousands):

Balance at December 31, 2021	$544,515
Additions	261
Depreciation	(12,460)
Balance at June 30, 2022	$532,316
Vessels Owned

Vessel Name	Year Built
Seajacks Scylla	2015
Seajacks Zaratan	2012
Seajacks Leviathan	2009
Seajacks Hydra	2014
Seajacks Kraken	2009

4.Vessels under Construction

Vessels under construction was $71.6 million and $36.1 million as of June 30, 2022 and December 31, 2021, respectively, consisting primarily of installments paid to shipyards on the Company’s newbuilding contracts with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025, respectively.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
5.Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of June 30, 2022.
Capital Commitments
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million of which $65.4 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and the second quarter of 2025, respectively. At June 30, 2022, the estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2022	$33,036	$—
2023	66,072	32,441
2024	198,217	64,882
2025	—	194,644
	$297,325	$291,967
Performance Bonds
Under certain circumstances, the Company issues either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to the Company by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against the Company meeting the obligations specified in the contract. At June 30, 2022, there was approximately $31.2 million of bonds issued. At December 31, 2021, there was approximately $31.6 million of bonds issued, of which $7.1 million was guaranteed by the Company and $24.5 million was guaranteed by the former owners of Seajacks, a related party.
At June 30, 2022, the Company had a restricted cash balance of $15.0 million, which served as cash collateral on certain of the performance bonds issued.
Other
As of June 30, 2022, the Company’s contractual obligations and commitments consisted principally of debt repayments and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2022, there have been no significant changes to such arrangements and obligations since December 31, 2021 other than as noted below (see Note 8, Debt, to the condensed consolidated financial statements).
.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
6.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	June 30, 2022	December 31, 2021
Accounts payable	$8,151	$6,566
Accrued operating	7,713	11,448
Accrued administrative	5,402	9,059
Accounts payable and accrued expenses	$21,266	$27,073
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating includes obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 12, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.
7.Common Shares
Dividend
During the six months ended June 30, 2022, the Company’s Board of Directors declared and the Company has paid cash dividends totaling $0.02 per share or $0.8 million in aggregate.

During the six months ended June 30, 2021, the Company’s Board of Directors declared and the Company has paid cash dividends totaling $0.10 per share or approximately $1.1 million in aggregate.

8.Debt
The Company’s long-term debt consists of the bank loans summarized as follows (in thousands):

	June 30, 2022	December 31, 2021

Credit Facilities:
$175.0 Million Credit Facility	$71,875	$—
$60.0 Million ING Revolving Credit Facility	—	—
$87.7 Million Subordinated Debt	—	87,650
$70.7 Million Redeemable Note	—	53,015
Total bank loans outstanding	71,875	140,665
Less: Current portion	(12,500)	(87,650)
	$59,375	$53,015

(amounts in thousands)	June 30, 2022			December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
Total debt, gross	$12,500	$59,375	$71,875	$87,650	$53,015	$140,665
Unamortized deferred financing costs	(525)	(1,100)	(1,625)	—	—	—
Total debt, net	$11,975	$58,275	$70,250	$87,650	$53,015	$140,665

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75 million Green Term Loan (the “Term Loan”), (ii) up to $75 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinion from The Governance Group AS of Norway.

$87.7 Million Subordinated Debt

In February 2022, the Company repaid $87.7 million of 8% subordinated debt due September 2022 and terminated this facility.

$70.7 Million Redeemable Note

In May 2022, the Company repaid the $53.0 million outstanding balance and terminated this facility.

$60.0 Million ING Revolving Credit Facility

In March 2022, the Company drew down $25.0 million of the available facility. In May 2022, the Company repaid the outstanding balance and terminated this facility.

Financial Covenants

    The Company’s credit facilities, as amended through June 30, 2022, have financial covenants with which the Company must comply:
•Minimum liquidity of not less than $30.0 million, of which at least $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.75 to 1.00.
•The ratio of adjusted EBITDA to net interest expense calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be equal to or less than 50%.
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if the Company does not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
    The Company’s credit facilities set out above have, among other things, the following restrictive covenants which may restrict its ability to:

•incur additional indebtedness;
•sell the collateral vessel, if applicable;

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    In addition, the Company’s credit facility contains subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.

As of June 30, 2022, the Company was in compliance with the financial covenants of its credit facility. The Company expects to remain in compliance with the financial covenants of its credit facility for the next twelve months.

    Interest rates on all of the Company’s credit facilities for the six months ended June 30, 2022 ranged from 1.1% to 8.0% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the six months ended June 30, 2022 and 2021, Financial expense, net consists of:

	Six Months Ended June 30,
(amounts in thousands)	2022	2021
Interest expense	$2,363	$5,518
Interest expense - related party	1,555	—
Amortization of deferred financing costs	132	652
Write-off of deferred financing costs	—	7,028
Capitalized interest	(2,216)	—
Other	118	152
Financial expense, net	$1,952	$13,350

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
9.Fair Value Measurements
The carrying amount and fair value of financial instruments at June 30, 2022 and December 31, 2021 were as follows (in thousands):

		June 30, 2022		December 31, 2021
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash, cash equivalents and restricted cash	1	$41,046	$41,046	$153,977	$153,977
Equity investment - Common stock of Scorpio Tankers Inc.	1	74,374	74,374	27,607	27,607

Financial liabilities:
Bank loans, net	2	70,250	70,250	87,650	87,650
Redeemable Notes	2	—	—	53,015	53,015
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
•Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
•Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash, cash equivalents and restricted cash comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
As of June 30, 2022, the Company held an equity investment consisting of approximately 2.16 million shares of common stock of Scorpio Tankers at a fair value of $74.4 million based on its quoted market price in active securities markets.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $1.6 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of June 30, 2022. There were no such unamortized deferred financing fees at December 31, 2021.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
10.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which has provided the Company with vessel technical management services, SCM, which has provided the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which has provided the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that has provided supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. From December 2018 to June 2021, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd.

Administrative Services Agreement
The Company entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging drybulk vessel sales and drybulk purchases for the Company, including drybulk newbuildings.

Effective September 21, 2021, the Company entered into the Amendment No. 1 to Administrative Services Agreement with SSH, a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which the Company reimburses SSH for the direct and indirect expenses incurred while providing such services. The services provided to the Company by SSH may be sub-contracted to other entities.

In addition, SSH has agreed with the Company not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party providing three months’ notice.

Master Agreement

The Company’s former dry bulk vessels were commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement. SCM’s commercial management services included securing employment for the Company’s dry bulk vessels in the spot market and on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool in which most of the Company’s owned, finance leased and time chartered-in dry bulk vessels were employed and from which a significant portion of its revenue was generated. The Company typically has had balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet. The Company has also been allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were no longer customers for the six months ended June 30, 2022, due to the Company’s exit from the dry bulk business in 2021. For the six months ended June 30, 2021, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 33% and 53% of the Company’s total vessel revenue, respectively.
On October 20, 2021, the Company entered into a support agreement with SSM pursuant to which SSM provides technical advice and services to the Company in connection with the construction of the newbuilding WTIV at Daewoo. In consideration for these services, the Company paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667. These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.
The fees of certain consultants and the salaries of certain SUK employees are allocated to the Company for services performed for the Company.

The Company has paid a related party port agent for supply and logistical services, which are charged as vessel operating costs.

The Company pays a related party travel service provider for travel services, which are charged as general and administrative expenses.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. As of June 30, 2022, the Company continued to own approximately 2.16 million common shares of Scorpio Tankers. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, held approximately 6.8 million common shares of the Company at June 30, 2022. The redeemable notes were repaid in May 2022.

The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards. This debt was repaid in February 2022.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021, the Company had the following transactions with related parties, which have been included in the Condensed Consolidated Statements of Operations, and the following balances with related parties at June 30, 2022 and December 31, 2021, which have been included in the Condensed Consolidated Balance Sheet (amounts in thousands):

	For the Six Months Ended June 30,
	2022	2021
Vessel revenue
Scorpio Kamsarmax Pool	$22	$10,327
Scorpio Ultramax Pool	85	4,568
Total vessel revenue	$107	$14,895
Voyage expense:
SCM	$—	$2,310
Bunker supplier	—	2,490
Total voyage expense	$—	$4,800
Vessel operating cost:
SSM	$—	$2,787
Port agent	5	238
Total vessel operating cost	$5	$3,025
General and administrative expense:
SCM	$24	$64
SSM	—	3
SSH	313	1,532
SUK	321	717
Total general and administrative expense	$658	$2,316
Income from equity investments:
Scorpio Tankers Inc.	$47,197	$23,836
Write-down on assets held for sale
SCM	$—	$4,563
SSM	—	(1,344)
SSH	—	(1,765)
Total write-down on assets held for sale	$—	$1,454
Financial expense, net
Marubeni Corporation	$804	$—
INCJ. Ltd	700	—
Mitsui O.S.K, Lines Ltd.	51	—
Total financial expense, net	$1,555	$—

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	June 30, 2022	December 31, 2021
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$228	$559
Scorpio Ultramax Pool	981	1,566
SMM	—	—
Total due from related parties-current	$1,209	$2,125
Vessels under construction	$770	$—
Equity investment in Scorpio Tankers Inc.	$74,374	$27,607
Liabilities
Due to related parties-current :
SCM	$53	$107
SSH	154	—
Total due to related parties-current	$207	$107
Redeemable notes:
Marubeni Corporation	—	27,422
INCJ, Ltd.	—	23,857
Mitsui O.S.K. Lines Ltd.	—	1,736
Total redeemable notes	$—	$53,015

11.Equity Investments
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock (subsequently adjusted to 5.4 million shares of common stock upon a one-for-ten reverse stock split by Scorpio Tankers effected in January 2019), which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 10, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. As of June 30, 2022, the Company continued to own in aggregate approximately 2.16 million common shares of Scorpio Tankers.
Below is a table of equity investment activity (in thousands):

Balance at December 31, 2021	$27,607
Gain from change in fair value of investment in Scorpio Tankers	46,767
Balance at June 30, 2022	$74,374

Dividend income from Scorpio Tankers common stock	$431

12.Leases

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

As of June 30, 2022, the Company is lessor for five self-propelled jack-up vessels which are time-chartered for an agreed period of time, generally between 2 months-9 months. There is a lease component of the hire and a service component. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.
The following are the current Company contracts, as lessee, that fall under ASC 842:
The Company leases two combination office space and warehouse facilities located in Great Yarmouth, UK and Taiwan and a marine base in Middlesbrough, UK.
•Great Yarmouth, UK - 22,000 square feet, 15 year lease expiring in June 2027
•Taiwan - 2,500 square feet, 5 year lease expiring in February 2025
•Middlesbrough, UK - 135 acre site, 3 year lease expiring in March 2025
The following table summarizes other supplemental information about the Company’s operating leases:
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of June 30, 2022 and December 31, 2021 (in thousands):

Description	Location in Balance Sheet	June 30, 2022	December 31, 2021
Assets:
Right of use assets	Other assets	$1,953	$1,257

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$676	$355
Non-current portion - operating leases	Other liabilities	$2,094	$1,825
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at June 30, 2022 are as follows (in thousands):

Year
2022*	$395
2023	799
2024	799
2025	484
2026	392
Thereafter	188
Total lease payments	$3,057
Less: Imputed interest **	(287)
Total present value of operating lease liabilities	$2,770
Less: Short-term portion	(676)
Long-term operating lease liabilities	$2,094

*For remaining six months ended December 31, 2022
**Based on incremental borrowing rate of 5%
The following table summarizes lease cost for the six months ended June 30, 2022 (in thousands):

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Operating lease costs	$117
The following table summarizes other supplemental information about the Company’s operating leases as of June 30, 2022:

Weighted average discount rate	5.0%
Weighted average remaining lease term	4.1 years

13. Income Taxes
Eneti Inc. is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, is not subject to Marshall Islands income tax. The Company, through its Seajacks business, operates in various countries and records income taxes based upon the tax laws and rates of the countries in which it operates and earns income.
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, liabilities and tax loss carryforwards and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.
Income tax expense (benefit) for the six months ended June 30, 2022 consisted of the following components (dollars in thousands). There was no such expense (benefit) in 2021.

Six Months ended June 30, 2022
Current
Foreign	$(589)

Deferred
Foreign	$—

Total	$(589)

Income (loss) before income taxes for the six months ended June 30, 2022 consisted of the following (dollars in thousands). There was no such expense (benefit) in 2021.

Six Months ended June 30, 2022
Foreign	$56,287
Total	$56,287

The components of the Company’s net deferred tax asset at June 30, 2022 and December 31, 2021 are as follows (dollars in thousands):

	June 30, 2022	December 31, 2021
Deferred tax assets
Net operating loss and capital loss carryover	$54,996	$54,726
Depreciation	39,644	61,110
Other	4,486	3,976
Total deferred tax assets	$99,126	$119,812
Less: Valuation allowance	(99,126)	(119,812)
Total deferred tax assets, net of valuation allowance	$—	$—

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Total deferred tax liabilities	$—	$—
Net deferred tax assets	$—	$—

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its cumulative pre-tax loss in the United Kingdom jurisdiction over the previous years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Company recorded a full valuation allowance against its deferred tax assets.

Net operating loss carryforwards expire as follows (dollars in thousands):

	Amount	Years remaining
United Kingdom	$219,982	Indefinite
Total	$219,982

The effective tax rate amounts to -1.0% compared to a statutory income tax rate of the parent entity Eneti Inc. of 0%. The income tax credit relates to the current foreign income tax on the contracts in Taiwan, Netherlands and Japan. In the period there is a Japan tax credit relating to previously accrued taxes that have been subsequently unwound. The United Kingdom jurisdiction group activities does not give rise to a current tax liability as there a sufficient tax loss position. Given the full valuation allowance on the deferred tax positions, all deferred taxes movements are not recognized in the period.
The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.

14. Segments
Marine Energy (acquired August 2021)

In August 2020, the Company announced its intention to transition away from dry bulk commodity transportation and towards marine based renewable energy. In July 2021, the Company completed its exit from the dry bulk commodity transportation business. Effective with the August 2021 acquisition of Seajacks, the Company’s sole business is principally engaged in the ownership, management and operation of five self-propelled jack up vessels primarily servicing the offshore wind turbine and oil and gas industries. The Company is organized into one operating segment, marine energy, through which the Company’s chief operating decision maker manages the Company’s business, assesses performance and allocates resources. Vessels are opportunistically marketed as multi-vessel solutions based upon market needs of all potential customers in all industries. They are marketed under a singular Seajacks brand name, and can be moved from one geographical area to another.
Former Dry Bulk Operations (exited July 2021)
Prior to the completion of its exit from the dry bulk commodity transportation business in July 2021, the Company was organized by vessel type into two operating segments through which the Company’s chief operating decision maker managed the Company’s business. The Kamsarmax and Ultramax Operations segments included the following:

•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Although each vessel within its respective class qualified as an operating segment under U.S. GAAP, each vessel also exhibited similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company therefore chose to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s dry bulk vessels regularly moved between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas for the dry bulk business was impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
The following schedule presents segment information about the Company’s operations for the six months ended June 30, 2022 and 2021 (in thousands).

	Marine Energy Segment	Corporate	Total
Six Months Ended June 30, 2022
Vessel revenue	$83,720	$—	$83,720
Vessel operating cost	36,852	—	36,852
Charterhire expense	—	—	—
Vessel depreciation	12,460	—	12,460
General and administrative expenses	7,564	13,492	21,056
Interest income		11	11
Income from equity investment		47,197	47,197
Foreign exchange (loss)		(2,321)	(2,321)
Financial expense, net		(1,952)	(1,952)
Income before taxes	$26,844	$29,443	$56,287

	Former Dry Bulk Business*
	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2021
Vessel revenue	$45,743	$51,737	$—	$97,480
Voyage expenses	8,113	6,469	—	14,582
Vessel operating cost	6,824	17,026	—	23,850
Charterhire expense	26,989	2,357	—	29,346
General and administrative expenses	448	1,046	11,225	12,719
Gain on sale of vessels	(7,830)	(14,154)	—	(21,984)
Interest income	—	—	39	39
Income from equity investment	—	—	29,217	29,217
Foreign exchange gain	—	—	3	3
Financial expense, net	—	—	(13,350)	(13,350)
Income before taxes	$11,199	$38,993	$4,684	$54,876
*exited business in July 2021

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Geographic Areas
The Company operates its marine energy business internationally, primarily in Europe and Asia. Please see Note 15, Revenues, for revenues attributed to geographic locations. Prior to the Company’s exit from the dry bulk business in July 2021, the dry bulk vessels regularly moved between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Marine Energy
The following schedule presents geographic information about the Company’s long-lived assets at June 30, 2022 and December 31, 2021 (in thousands):

Geographic Areas
	June 30, 2022	December 31, 2021
Europe:
United Kingdom	$152,848	$445,913
Netherlands	80,211	$—
Total Europe	233,059	445,913
Asia:
Taiwan	225,163	83
Japan	98,864	102,153
Total Asia	324,027	102,236
Total	$557,086	$548,149

15.Revenues

Revenue Disaggregation Analysis by Activity

	Six months ended June 30,
$000s	2022	2021
Seajacks business:*
Time charter revenue	$41,606	$—
Service revenue	32,651	—
Project revenue	7,291	—
Construction supervision revenue	1,982	—
Total Seajacks revenue	83,530	—
Dry bulk business (sold) ** and Other	190	97,480
Total revenues	$83,720	$97,480

*post-acquisition
** business exit completed by July 2021

Service revenue relates to mobilization and demobilization fees, catering and other similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement. Project revenue relates to construction contract revenue.

Disaggregation of Seajacks Revenue

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
The following table disaggregates the Company’s revenue geographically, as it believes it best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors. Revenue attribution is determined by location of project.

$000s	Six months ended June 30,
Geographical analysis:	2022
Asia:
Japan	21,838
Taiwan	47,416
Total Asia	69,254
Europe:
Germany	4,966
Netherlands	5,328
UK	2,000
Total Europe	12,294
USA	1,982
Total Seajacks Revenue	$83,530

During the six months ended June 30, 2022, revenue recorded from two major customers contributing more than 10% revenue each were ($000s): $47,416 and $21,838.

Contract Assets and Liabilities

Contract assets include unbilled amounts when revenue recognized exceeds the amount billed to the customer under contracts where revenue is recognized over-time. There were no contract assets at June 30, 2022.

Contract liabilities consist of advance payments, billings in excess of revenue recognized and deferred revenue. All contract liabilities are expected to be realized within 12 months.

16.Acquisitions
Acquisition of Seajacks International Limited
On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, and $70.7 million of newly-issued redeemable notes (see Note 8, “Debt”). Upon completion, 7.5 million common shares and 700,000 preferred shares were issued to the Sellers. The preferred shares were subsequently converted to common shares.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015, and it is currently employed in Asia. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.

The transaction was accounted for using the acquisition method of accounting for business combinations. Under this method, the total consideration transferred to consummate the acquisition is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the acquisition. With respect to contract assets and liabilities, the Company early-adopted ASU 2021-08 which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. Acquisition costs are expensed as incurred.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. Accordingly, the initial allocation of the consideration transferred in may be adjusted upon completion of the final valuation of the assets acquired and liabilities assumed. The company finalized the purchase price allocation during the six months ended June 30, 2022, which resulted in no adjustments to the fair values of the identifiable net assets related to the acquisition.

The following table is a summary and allocation of the purchase price of the Seajacks acquisition:

(Dollars in thousands)
Purchase price:
Issuance of redeemable notes	$70,686
Equity issued (8.13 million shares)	152,288
Total purchase price	222,974

Allocated to:
Cash and cash equivalents	$25,719
Trade and other receivables	60,304
Inventories	4,655
Other current assets	5,832
Vessels	554,705
Brand Name *	4,518
Other non-current assets	6,289
Accounts payable and accrued expenses	(20,231)
Bank loans and other current debt	(341,651)
Other current liabilities	(15,852)
Other non-current liabilities	(3,878)
Fair value of assets acquired, less liabilities assumed	280,410
Gain on bargain purchase	(57,436)
Total purchase price	$222,974
*Indefinite useful life intangible asset, based upon appraisal performed

The vessel fair values were arrived at by independent valuations from three reputable brokers in the sector. Overall, the Company used point estimation techniques considering each broker’s concluded values on a vessel by vessel basis.

The fair value of the identified brand name intangible asset was determined by using a relief from royalty approach, which is a form of the income approach. Specifically, a benchmark royalty rate is applied to the net revenues expected to be generated by the brand name. The after-tax royalty stream is then discounted to present value, which results in an indication of owning the intangible asset.

The fair value of the accounts receivable is equal to the contractual amount of the receivables and there are no significant receivables that are not expected to be collected.

The fair value of the net assets and liabilities acquired, as determined by management, was greater than the purchase price (resulting in a negative value for goodwill). When the net fair value of the identifiable assets and liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed, with any residual negative goodwill recognized immediately in net income as a bargain purchase gain. Management conducted a reassessment of the fair values of the acquired assets and liabilities resulting in no change to the initial valuations.

A key reason for the bargain purchase gain was that the transaction was priced based on net asset value (“NAV”) of Eneti, with the number of shares issued being based on NAV per share. However, the share price upon which the fair value of the consideration is based for accounting purposes, the actual quote price on the date of acquisition, was materially lower. Also, the previous owners recognized that additional funding would be required to enable Seajacks to grow its business further through new vessel construction and upgrade of the existing vessels, however the previous ownership structure was not appropriate for

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
such growth due to the certain limitations of one of the former owners. The reduction in share value combined with the previous owners’ desire to close the transaction on an accelerated basis enabled Eneti to obtain the Seajacks business at a lower price resulting in the recognition of a bargain purchase gain of $57.4 million, which was included in Other income (expense) under the Gain on bargain purchase of Seajacks in the Consolidated Statements of Operations for the year ended December 31, 2021.

17.COVID-19

The outbreak of the novel coronavirus (“COVID-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

18.Subsequent Events
Dividend

On August 3, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, or $0.4 million in the aggregate, which was paid on September 15, 2022 to all shareholders of record as of August 19, 2022.

Scorpio Tankers Inc. Common Shares

On August 15, 2022, the Company sold its entire holding of 2,155,140 common shares in Scorpio Tankers Inc., a related party, for gross proceeds of approximately $83.3 million ($38.65 per share). As part of the transaction, Scorpio Tankers Inc. purchased approximately 1.3 million shares for approximately $50.0 million. The Company expects to record a gain of approximately $8.1 million in the third quarter of 2022.

Share Repurchase Program

On August 31, 2022, the Company repurchased 2,292,310 shares shares of its common stock (the “Shares”) from INCJ SJ Investment Limited for approximately $17.0 million. The Company had issued the Shares to INCJ Ltd. as part of the acquisition price paid by the Company to acquire Seajacks in August 2021. The repurchase of the Shares was made under the existing board authorized repurchase plan. The Shares will be held by the Company in treasury.

On September 13, 2022, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the
Company’s previous share repurchase program that was authorized in January 2019 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.

Fleet

The Company has identified the NG 2500Xs as non-core assets and is initiating a process through which it determines how to best monetize these assets. The three vessels continue to be classified as held for use as the Company does not believe that all six criteria required in Accounting Standards Codification (“ASC”) 360-10-45 have been met.